Filed by Washington Prime Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Washington Prime Group Inc.

Commission File No.: 001-36252

SEPTEMBER 23, 2014 / 02:00PM  GMT, GRT - WASHINGTON PRIME GROUP INC. TO ACQUIRE GLIMCHER REALTY TRUST

CORPORATE PARTICIPANTS

Barbara Pooley Washington Prime Group Inc. - SVP of Finance

Mark Ordan Washington Prime Group Inc. - CEO

Marc Richards Washington Prime Group Inc. - CFO

Michael Glimcher Glimcher Realty Trust - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Ross Nussbaum UBS - Analyst

Ki Bin Kim SunTrust Robinson Humphrey - Analyst

Paul Adwell WCB - Analyst

Andrew Rosivach Goldman Sachs - Analyst

PRESENTATION

Operator

Good morning. My name is Lee Ann, and I will be your conference operator today. At this time, I would like to welcome everyone to the update call for the Washington Prime and Glimcher conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session.

(Operator Instructions)

Barbara Pooley, SVP Finance, Washington Prime. You may begin your conference.

Barbara Pooley  - Washington Prime Group Inc. - SVP of Finance

Thank you, Lee Ann. Welcome to the call, everybody. Presenting on today’s call is Mark Ordan, CEO of Washington Prime. After our prepared remarks, we will open the line for Q&A.

In connection with the proposed transaction, Washington Prime will file a registration statement for the transaction with the SEC which will include Glimcher’s proxy statement. The registration statement and related proxy statement will contain important information about the transaction. Investors are urged to read these materials when they become available.

As a reminder, this presentation contains forward-looking statements. Such statements are based on the current beliefs and expectations of management, and actual results may be materially different because of a variety of risks and other factors. Please see page 2 of the investor presentation for further information regarding forward-looking statements. Now, for our prepared remarks, I am pleased to introduce Mark Ordan.

Mark Ordan  - Washington Prime Group Inc. - CEO

Good morning. I just want to be clear, this is a Washington Prime call.

Joining me on this call are my Chief Financial Officer, Marc Richards; and Michael Glimcher will join the Q&A period. Let me begin by saying that I appreciate the comments and questions we received in the past week from investors and analysts. Seeing the market’s reaction to our announcement and having directly heard from many of you, I know that our investor call lacked the clarity you needed to understand our enthusiasm for this acquisition. I will walk you through the genesis of this merger idea, how it progressed, the governance standards upheld, and the financial and operating rationale for what I believe to be a truly outstanding, accretive, and transforming transaction and combination for Washington Prime shareholders. We are confident this sets us up for future outperformance.

Page 3. I provide you with details of our transaction process, which I invite you to read for background. This deal follows the strategy and tactics laid out from the start of Washington Prime. When SPG spun Washington Prime, David Simon and Rick Sokolov promised shareholders that they would help provide oversight to be sure we got off to a strong start. They made me the same promise when I agreed to become CEO. David and Rick told investors that the relationship between the two Companies would be handled in accord with a clear conflict of interest policy and would benefit WPG shareholders. This transaction proves the point.

During our road show a few months ago, we told investors that we would focus on our core operations, use our strong balance sheet for smart growth, and in the coming months, start working on building our own management platform. During these months, we looked at hundreds of assets in scores of portfolios across the real estate spectrum, but until this, we saw nothing that checked every box.

I thought of buying Glimcher and knew that only with a certain commitment to purchase Jersey Gardens could we afford the acquisition. It never occurred to us to be buying an asset like Jersey Gardens given its obvious cap rate range. We wanted the rest of Glimcher. David Simon and Rick Sokolov were very helpful in the process but did not participate in or attend any Board meetings or deliberations regarding asset values or transaction approvals.

Page 4. I highlight our strategic rationale for the transaction. In keeping with the strategy we have articulated many times since the spin, we will require 23 strong cash flowing retail assets with real growth potential at a mid-6% cap rate. And, as I look at it, in addition to the assets acquired at that cap rate, we get the Glimcher Company, management, and operating platform for free.

We increase our overall quality, gain same store and re-development upside, and the positive of a broader tenant base. After we have realized the combination synergies and operate on our own platform, we expect earnings accretion of $0.13 to $0.17 from where we are now.

At a 50% payout ratio, we will continue our $1.00 dividend and after paying the dividend, we expect to generate over $140 million of free cash flow for reinvestment. Our leverage level will be about 7 times EBITDA, which puts us still clearly below many peers.

We have said from the start, over and over, that we would use our balance sheet to support opportunistic growth, and we said if we stretch a bit, we will bring our leverage back in line. So, here we are. Importantly, the charts at the bottom of the page show that we are buying a portfolio with even lower occupancy costs than our low costs, which reinforces our ability to generate increased NOI growth.

Page 5. We point out that we now gain an operating platform which has been a critical component of our future business plan. You see that we expect to save between $12 million and $16 million in operating costs between G&A and operating savings once we have acquired Glimcher and completed our post-spin transition to a full stand-alone Company.

And, what does the combined management expertise bring to bear? Internalized support. Great board oversight. Years of financial management which has provided outsized shareholder returns. Leasing and development expertise and opportunities, and — I highlight — a performance-driven and cash flow-driven culture.

Page 6. We want you to see that we are transforming our Company from one that is generating FFO of $1.80 per share to one that we believe will generate between $1.93 and $1.97 per share. We expect this — excuse me, we expect to be at this rate by the end of 2015, as all of the components of synergy are realized. The components of our FFO, both cash and non-cash, are highlighted in the bullets. When I look at this page, I don’t just compare where we are to where we will be. I also think about the alternate path. Were we to be buying strip portfolios or a series of asset purchases in the low 6% cap range, we would not be able to achieve all that we’re doing with this acquisition.

Page 7. We show our sources and uses, and importantly, why we expect to close this transaction without the need for any common stock sales. We will replace our floating rate debt with permanent fixed financing, and while we do not have a JV agreement in place, we are confident that we will before we close on the transaction. So, as you see, we plan to not draw on the bridge commitment.

Page 8. You will see that structured as it is, after the sale of assets to Simon, a JV in place, and our move to fixed rate debt, we will have a strong balance sheet at the 7 times EBITDA level.

Page 9. I remind you that at this level, we are still comfortably below many peers. We are not planning, however, to remain at this level and we expect that over time we will bring our leverage level to the mid- 6% range.

Page 10. I discuss how WP Glimcher will be managed. Two big companies with executive chairmen have been in the news recently, Burger King and Alibaba. While I am not generally comparing those companies to ours, the executive chairs play an all important leadership role, as do their CEOs. I joined Washington Prime to lead the Company, and I believe that leading WP Glimcher in partnership with Michael Glimcher will only make us stronger. I will take the lead in some areas. And, Michael in others. But, we will run the Company together, drawing best practices from our two Companies and backgrounds.

Glimcher executives who stay with the Company will not receive severance payments, and they will roll all of the common stock they receive on the deal into the new Company with multi-year sale restrictions, and nobody at WPG is getting any acceleration or change of control payments. My teams have provided outsized returns to shareholders for years. With this transaction and its benefits, I am determined to continue that record, hands on.

I conclude on page 11, as I began. We are announcing a transaction that does what WPG was designed to do, only faster and better. We are buying cash flowing assets with growth potential at cap rates that we can afford. We become a bigger player in each of the sub-sectors that we operate in today. We will generate great cash flow to cover an attractive dividend and maintain an investment grade rating. My confidence in this is huge because we are combining two great teams to make one very strong team with a performance-and cash flow-driven culture.

Going forward, we will continue to stay on strategy by acquiring assets with franchise value. That is, at a favorable cap rate, with a lasting place in the market, in any of the sub-sectors in which we already operate. And, we will continue to do all of this to benefit our shareholders according to unwavering high governance standards.

I thank you very much for listening, and I will now turn the call over to questions. And again, Marc Richards, my CFO, will be joining me for this, as is Michael Glimcher.

Barbara Pooley  - Washington Prime Group Inc. - SVP of Finance

Lee Ann, we’re ready for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Your first question comes from the line of Ross Nussbaum from UBS. Your line is open.

Mark Ordan  - Washington Prime Group Inc. - CEO

Hey, Ross.

Ross Nussbaum  - UBS - Analyst

Hey, Mark. Good morning. Appreciate your taking the question and doing the follow-up call. It is helpful.

My question is, I took a brief review of the merger agreement, and it looks like the deal is structured as an asset acquisition, rather than an entity purchase? Can you give us some color as to why the transaction was structured in that manner? Thanks.

Mark Ordan  - Washington Prime Group Inc. - CEO

Ross, I would say that it is structured as a normal merger, and all of the features of it are, I would say, very standard for a merger agreement. The only other — unless you are referring to the Simon portion of the acquisition? So, we believe it is standard operating procedure for a merger.

Ross Nussbaum  - UBS - Analyst

Okay. I appreciate it. I will get back in the queue. Thanks.

Operator

Your next question comes from the line of Ki Bin Kim from SunTrust Robinson Humphrey. Your line is open.

Ki Bin Kim  - SunTrust Robinson Humphrey - Analyst

Thank you. If you could just spend a little bit of time talking about the $12 million to $15 million of synergies that you outlined. If I look at your Company’s G&A run rate is about $1.9 million, it is very low compared to the size of the Company.

So, when you say $12 million to $15 million, are these real costs today that will be gone tomorrow? Or, are you talking about in the more potential sense that you would have had to take on $12 million to $15 million more of expenses eventually anyway as a standalone entity and now that you don’t have to? So, just curious where that comes from?

Marc Richards  - Washington Prime Group Inc. - CFO

How are you? Marc Richards here. If you’re trying to derive a run rate from our last Q, it is a little difficult to get there as our public Company costs started to layer on, call it post-June 1. So, our annualized public Company G&A run rate is in the $15 million range. And, Glimcher’s is in the $30 million range.

So, that is our baseline that we’re setting at on a normalized basis when the two Companies are merged. And, we think in that number, we’ve got about $8 million to $10 million of savings at the G&A level, which is primarily duplicative public Company costs and duplicative senior executives. And then, we expect another $4 million to $6 million in operating synergies down at the asset level.

Ki Bin Kim  - SunTrust Robinson Humphrey - Analyst

Okay. So, if I understand that correctly, it sounds like you’re not — you don’t have that run rate today as Washington Prime Group standalone because you’re not fully [loading] your G&A yet because you’re still hiring and still building out. So, am I correct to characterize this as maybe somewhat of future expenses that you would have had to have borne that will be diminished going forward, but it is not really a number I can cut out of your run rate today?

Marc Richards  - Washington Prime Group Inc. - CFO

Right, that level of expense is in place today at Washington Prime. And, it was essentially all in place on June 1. So, once again, our second quarter Q essentially has one month of that run rate.

Ki Bin Kim  - SunTrust Robinson Humphrey - Analyst

Okay.

Mark Ordan  - Washington Prime Group Inc. - CEO

The point is that as we move from Washington Prime working on the Simon platform with the Simon agreement — as we move from that to our own dedicated platform, we expect these savings in aggregate of $12 million to $16 million.

Ki Bin Kim  - SunTrust Robinson Humphrey - Analyst

Okay. All right. Thank you.

Mark Ordan  - Washington Prime Group Inc. - CEO

Thank you.

Operator

(Operator Instructions)

Your next question comes from the line of Paul [Adwell] from WCB. Your line is open.

Paul Adwell  - WCB - Analyst

Good morning, everyone.

Mark Ordan  - Washington Prime Group Inc. - CEO

Good morning.

Paul Adwell  - WCB - Analyst

Where do you see the future of your Company given the current opportunities present in the mall marketplace? What’s your master plan? Do you have any future acquisitions?

Mark Ordan  - Washington Prime Group Inc. - CEO

Glad you asked that question. We see a lot of opportunities. We see opportunities within our portfolio. Michael and his team, along with our team, see lots of re-development and potential ground-up development opportunities.

So, I want to first point out that our core portfolio in Washington Prime, in addition to the core portfolio in the Glimcher portfolio will yield a lot — we believe will yield a lot of growth, especially when we both put our heads together. And also, with the lower cost of capital and with a very strong balance sheet. So, that is number one.

Number two, we do see opportunities, and we think that — for acquisitions — and we think that this deal only increases that because we become a bigger player in each of our sub-sectors. So, it is not that we didn’t see opportunities.

We didn’t see anything that compared to this. And, that’s why we wanted to do this at this stage. It’s so important that we get the platform in addition to great assets with great opportunities.

But, we certainly believe that on the strip side, on the power center side, and on the mall side, as we have said since we spun, that this is the area we are going to go in as long as we are buying assets where we see increasing cash flow in their future. And, Michael and I are fully in concert on this and excited to be going down this road together.

Paul Adwell  - WCB - Analyst

Thank you.

Operator

Your next question comes from the line of Andrew Rosivach from Goldman Sachs. Your line is open.

Andrew Rosivach  - Goldman Sachs - Analyst

Thank you. Good morning. I’m sorry, you may have hit this. But, when you gave that FFO accretion, how much of that is potentially accounting-related, either a debt or at lease mark-to-market?

Mark Ordan  - Washington Prime Group Inc. - CEO

About 40% of it comes from GAAP measures. But, I will tell you that, in my view, the way to look at this Company is based on FFO because we see real value in the leases, real unrealized value in those leases, so we think that GAAP makes sense.

Andrew Rosivach  - Goldman Sachs - Analyst

And, just one other short one. Obviously JV sales are a big piece of how you plan to finance this transaction, and I think there has been a lot of concern in the market about the lack of transactions that have been closed in that Glimcher-ex-Jersey Gardens portfolio including what Glimcher was actually selling. Can you give any color on the market for selling the mall assets or the potential buyers? And, also the potential financing those buyers can tap?

Mark Ordan  - Washington Prime Group Inc. - CEO

We have already had discussions with potential JV partners, and we believe that there is a very high level of interest in this, or I wouldn’t have spoken as I did saying that we believe that this will happen before we close. That is number one. Number two, we think that there are many ways for us to finance going forward, and that could include — it could include possible asset sales.

I would also say that Michael and his team were looking at selling certain assets for reasons that pertain to all the factors at Glimcher. WP Glimcher is a different Company. So, Michael and I together will look at what assets we might want to sell or what assets should we instead really reinvest in since we have the balance sheet, the free cash flow to do it.

Michael Glimcher  - Glimcher Realty Trust - Chairman & CEO

This is Michael Glimcher speaking as well. When we were going through our sales process, we were looking at different alternatives, and we had a very strong discipline as for price. We also looked at a specific set of assets.

I think going forward, we may look at different assets that weren’t necessarily that group or maybe a combination of that group and others. And, that may give us an opportunity to look at lower cap rates.

Additionally, we were looking just at outright asset sales versus joint ventures so it is a different universe of buyers. So, I think Marc and I are both very confident that there are strong buyers who are interested in these excellent assets with this very strong go-forward Company.

Andrew Rosivach  - Goldman Sachs - Analyst

So, just to summarize what you are saying to take that list of non-core lower sales assets that Glimcher was planning to sell, that really may not be your disposition portfolio now?

Michael Glimcher  - Glimcher Realty Trust - Chairman & CEO

That’s correct.

Andrew Rosivach  - Goldman Sachs - Analyst

Thanks.

Operator

Your next question comes from the line of Ki Bin Kim from SunTrust Robinson Humphrey. Your line is open.

Ki Bin Kim  - SunTrust Robinson Humphrey - Analyst

Thank you. Just to follow up on that last question, what does Washington Prime Group — I’m sorry, WP Glimcher, look like going forward? And, is owning strip centers part of that equation? And, do you see that as ultimately maybe more easily accessible capital in terms of financing this deal going forward and deleveraging — ?

Mark Ordan  - Washington Prime Group Inc. - CEO

When Washington Prime began, we said many times that we are very happy to be in several sub-sectors of the retail real estate market. And, we continue to feel that way. In the acquisition of Glimcher, we are adding, in addition to the team and the platform, we are adding assets that are both standard mall configuration asset, assets that have great development potential, open air assets, so we love the fact that we continue to be in different asset classes.

I would just say, as we go forward, together as a team, working with our Board, we can decide whether there are assets that we have that we would want to sell as any Company would do. They will always be looking at the portfolio and saying how do you maximize the value of the portfolio, keep your balance sheet in order, and we will be opportunistic.

But, this does not signal — this transaction does not signal a desire to be in more of one asset class than another. It reinforces our desire to be in any asset class that we can operate in and generate increasing cash flow. That is what we are doing.

Michael Glimcher  - Glimcher Realty Trust - Chairman & CEO

I would add, it is Michael Glimcher. What is so exciting for us and the whole team at Glimcher coming on board is that you’re looking at an incredibly strong balance sheet, strong cash flow, and broad opportunities. We’re not confined to just one asset class. We are able to look out there and look within retail at what the best opportunities are, and that’s something that Mark Ordan and I have discussed over and over again about how excited we that we can look in all sorts of different categories.

Ki Bin Kim  - SunTrust Robinson Humphrey - Analyst

Just to clarify why I asked that question was when you mentioned JVs, were you referring to maybe the strips or to malls or was it an overall statement?

Mark Ordan  - Washington Prime Group Inc. - CEO

Can you repeat that question?

Ki Bin Kim  - SunTrust Robinson Humphrey - Analyst

Well, you mentioned that you might consider joint venturing some assets so I was curious if you were referring to your strip centers or more of your malls? And, the reason I asked this because there is about $1.2 billion, the way you outlined it, in terms of bridge loans or asset sales for the funding portion of this deal that maybe is a little bit less clear. And, it does impact pricings in the strip centers, at least you can sell that probably more quicker because of the deeper market. It just seems like there is a little bit — getting more clarity on that would be helpful.

Mark Ordan  - Washington Prime Group Inc. - CEO

Well, I can’t give you more clarity on that. I would just say that we are confident that within the universe of assets that we have and will have, that there is interest from top-notch prospective joint venture partners that will enable us to do what we have described in this presentation. But, I’m not prepared today to tell you more about that those assets, but obviously, I hope to very soon.

Ki Bin Kim  - SunTrust Robinson Humphrey - Analyst

Okay. Thank you.

Mark Ordan  - Washington Prime Group Inc. - CEO

Before I take the next question, I did want to go back to the question that Ross Nussbaum asked earlier because I think what Ross, what you were asking, which is important, is we wanted to structure this as an asset purchase so we get the step-up, and that also makes it easier for potential future asset sales. So, I think that that is what you might have been getting at, and I hope if you are still out there, this helps.

Operator

(Operator Instructions)

Your next question comes from the line of Ross Nussbaum from UBS. Your line is open.

Mark Ordan  - Washington Prime Group Inc. - CEO

Hey, Ross.

Ross Nussbaum  - UBS - Analyst

Hey, thanks for the shout out. That is where I was going. I just didn’t want to linger on the point.

I just want to clarify a number you gave earlier. So, the FFO year-end 2015 run rate you spoke to, I believe, was $1.93 to $1.97?

Mark Ordan  - Washington Prime Group Inc. - CEO

Yes.

Ross Nussbaum  - UBS - Analyst

Do you have a rough guesstimate as if we pull out all of the standard non-cash GAAP items between straightline REMs and FAS141 marks and debt marks — do you have a sense for where the, and obviously maintenance cap ex, yadda, yadda. Do you have a sense for where your AFFO would be at year-end 2015?

Mark Ordan  - Washington Prime Group Inc. - CEO

No, we’re not really discussing AFFO on this call for the reason that I — the reason that I said earlier.

Ross Nussbaum  - UBS - Analyst

Okay. I think the reason I was just asking also was just to get a better understanding of direction of dividend as well, because obviously FFO isn’t great on that. But, appreciate it.

Mark Ordan  - Washington Prime Group Inc. - CEO

I would hope that would be with the cash flow of $140 million — free cash flow of $140 million, after paying our dividend, that you would see that our payout ratio, everything, we’re in very strong shape to continue a very robust dividend.

Ross Nussbaum  - UBS - Analyst

Appreciate it. Thank you.

Mark Ordan  - Washington Prime Group Inc. - CEO

Thanks, Ross.

Operator

And, there are no further questions at this time. I will turn the call back over to Ms. Barbara Pooley.

Barbara Pooley  - Washington Prime Group Inc. - SVP of Finance

Thanks, everybody, for participating in today’s call. This presentation will be posted on our Web site at www.Washingtonprime.com and later today a replay of this webcast will also be available. For additional information on the transaction, please see the Investor Relations Web site at www.Washingtonprime.com or www.Glimcher.com. Everybody, have a good day. Thank you.

Operator

And, this concludes today’s call. You may now disconnect.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of WPG and GRT concerning the proposed transactions, the anticipated consequences and benefits of the transactions and the targeted close date for the transactions, and other future events and their potential effects on WPG and GRT, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions.  Such statements are based upon the current beliefs and expectations of WPG’s and GRT’s management, and involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of WPG or GRT to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, without limitation:  the ability to obtain the approval of the merger by GRT’s shareholders; the ability to satisfy the conditions to the transactions on the proposed terms and timeframe; the possibility that the transactions do not close when expected or at all; the ability to finance the transactions; the ability to successfully operate and integrate WPG’s and GRT’s businesses and achieve cost savings; the effect of the announcement of the transactions on the WPG’s or GRT’s relationships with their respective tenants, lenders or other business parties or on their operating results and businesses generally; changes in asset quality and credit risk; ability to sustain revenue and earnings growth; changes in political, economic or market conditions generally and the real estate and capital markets specifically; the impact of increased competition; the availability of capital and financing; tenant or joint venture partner(s) bankruptcies; the failure to increase mall store occupancy and same-mall operating income; risks associated with the acquisition, development, expansion, leasing and management of properties; changes in market rental rates; trends in the retail industry; relationships with anchor tenants; risks relating to joint venture properties; costs of common area maintenance; competitive market forces; the level and volatility of interest rates; the rate of revenue increases as compared to expense increases; the financial stability of tenants within the retail industry; the restrictions in current financing arrangements or the failure to comply with such arrangements; the liquidity of real estate investments; the impact of changes to tax legislation and WPG’s and GRT’s tax positions; failure to qualify as a real estate investment trust; the failure to refinance debt at favorable terms and conditions; loss of key personnel; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; possible restrictions on the ability to operate or dispose of any partially-owned properties; the failure to achieve earnings/funds from operations targets or estimates; the failure to achieve projected returns or yields on development and investment properties; changes in generally accepted accounting principles or interpretations thereof; terrorist activities and international hostilities; the unfavorable resolution of legal proceedings; the impact of future acquisitions and divestitures; significant costs related to environmental issues; and other risks and uncertainties, including those detailed from time to time in WPG’s and GRT’s periodic reports filed with the Securities and Exchange Commission, including WPG’s and GRT’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.  The forward-looking statements in this communication are qualified by these risk factors.  Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and WPG and GRT undertake no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.  Actual results may differ materially from current projections. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed transaction, WPG will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of GRT and a prospectus of WPG, and GRT will file other documents with respect to WPG’s proposed acquisition of GRT.  GRT plans to mail the definitive proxy statement/prospectus and a form of proxy to its shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT

DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WPG, GRT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about WPG and GRT, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from WPG by accessing WPG’s website at investors.washingtonprime.com under the heading “Financial Information” and then under “SEC Filings” or from GRT by accessing GRT’s website at investor.glimcher.com under the heading “Financial Information” and then under “SEC Filings.”  Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Washington Prime Group Inc., 7315 Wisconsin Avenue, Bethesda, Maryland 20814, Attention: Investor Relations, Telephone: 240-630-0021 or to Glimcher Realty Trust, 180 East Broad Street, Columbus, Ohio  43215, Attention: Investor Relations, Telephone: 614-887-5632.

Participants in Solicitation Relating to the Merger

WPG, GRT and their respective directors or trustees and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GRT’s shareholders in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GRT’s shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, in GRT is set forth in WPG’s Registration Statement on Form 10-12(b), GRT’s Annual Report on Form 10-K for the year ended December 31, 2013, and GRT’s Proxy Statement on Schedule 14A, dated March 28, 2014, which are filed with the SEC.  Additional information regarding the interests of WPG’s or GRT’s directors or trustees and executive officers in the proposed transactions, which may be different than those of GRT’s shareholders generally, will be contained in the proxy statement/prospectus and other relevant documents when filed with the SEC in connection with the proposed transactions.